[LOGO OMITTED] December 2, 2010
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
072603-0103

Via EDGAR System

Mr. Larry Greene U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Post-Effective Amendment No. 17 to Form N-1A of FMI Funds, Inc.
(Filed on September 29, 2010)

Dear Mr. Greene:

On behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), and one of its portfolios, FMI International Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced amendment to Form N-1A (the “Registration Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

2. In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund has enclosed such statement with this letter.

3. Please review the prospectus to add disclosure, if applicable, on the market’s overall volatility and climate change risk.  Also, please review the prospectus to ensure that any disclosure related to derivatives complies with the guidelines set forth in the Staff’s letter on Derivatives-Related Disclosures by Investment Companies dated July 30, 2010 (which provides that a fund should identify any derivatives that the fund uses to a significant extent, and describe the purpose that the derivatives are intended to serve in the portfolio, to enable investors to distinguish which derivatives are encompassed in the principal investment strategies of the fund).

Response:  As requested, the Fund has reviewed the prospectus and determined that climate change risk is not a principal or non-principal risk of the Fund, and has determined that the use of derivatives is not a principal investment strategy of the Fund.  With regard to disclosure related to the recession, the Fund will include the following as a non-principal risk:

“Economic Volatility Risk:  Recently, the U.S. and international markets have experienced dramatic volatility.  The securities markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties.  The U.S. and foreign governments have taken numerous steps to alleviate the conditions negatively impacting their markets.  However, there is no assurance that such actions will be successful.  Continuing market problems may have adverse effects on the Fund.”

4. In future filings, please avoid the use of legends that are written in all capitalization.

Response:  As requested, the Fund will avoid such disclosure in future filings.

Prospectus to the Registration Statement

Cover Page

5. The use of the term “international” in the Fund’s name requires that the Fund invest a significant portion of its assets in non-U.S. companies.  Please confirm that the Fund will invest a significant portion of its assets in non-U.S. companies.  Also, please identify whether the Fund will spread its investments across many different regions around the world, and consider whether related risk factor disclosure should be added.

Response:  The Fund notes that it has provided in the disclosure that the Fund will normally invest at least 65% of its total assets in the equity securities of non-U.S. companies.  Since the Fund invests in a limited number of companies, it is possible that the Fund may invest a substantial amount of its assets (namely, more than 25% of its assets) in issuers located in a limited number of countries.  The Fund will revise the Principal Investment Strategies disclosure as set forth below, and will add a related risk factor as set forth below:

“The Fund invests mainly in a limited number (usually between 15-25) of large capitalization (companies that typically have a market capitalization greater than $5 billion) foreign companies (also referred to as non-U.S. companies).  The Fund normally invests at least 65% of its total assets in the equity securities of non-U.S. companies.  Non-U.S. companies are companies domiciled or headquartered outside of the United States, or whose primary business activities or principal trading markets are located outside of the United States.  Sometimes these non-U.S. companies are traded in the U.S. on a national securities exchange, or through American Depositary Receipts (“ADRs”) or American Depositary Shares (“ADSs”).  The Fund invests in common stocks and other equity securities, including preferred stocks, convertible preferred stocks, warrants, ADRs, ADSs and exchange-traded funds (“ETFs”) based on an international equity index.

Unlike many international funds, the majority of the Fund’s investments will be in companies that have global operations rather than in companies whose business is limited to a particular country or geographic region.  Because the Fund’s investments will be limited in number and investments in emerging market securities will not be a principal investment, a substantial amount of the Fund’s assets (namely, more than 25% of its assets) may be in issuers located in a limited number of countries, and it is likely that the geographical and industry weightings of the Fund will differ significantly from popular international benchmarks.  When determining whether an investment is in emerging market securities, the Fund views an investment in the securities of a company domiciled or headquartered in an emerging market, or whose primary business activities or principal trading markets are located in an emerging market as an investment in an emerging market.”

“Geographic Concentration Risk:  Concentrating investments in a limited number of countries or particular geographic regions makes the Fund more susceptible to adverse economic, political, social, regulatory and other developments in that country, countries or region.  Additionally, the Fund’s performance may be more volatile when the Fund’s investments are less diversified across countries.”

Summary Information

6. In the Fund Fees and Expenses table, please include a parenthetical that identifies the wire redemption fee (do not include this information as a footnote).  Revise the captions related to the fee waivers and net expenses to more closely mirror the captions recommended in Instruction 3(e) to Item 3 of Form N-1A.  Simplify the footnote related to the fee waiver arrangement, limiting the disclosure to that required by Instruction 3(e) to Item 3 of Form N-1A, which requires that the Fund “disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”  Please confirm that the Fund does not expect to have sufficient acquired fund fees and expenses to trigger the requirement to have a separate line item for such expenses.

Response:  The Fund confirms that it does not expect to have sufficient acquired fund fees and expenses to trigger the requirement to have a separate line item for such expenses, and will revise the other disclosure as requested.  The revised disclosure will read substantially as follows:

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a Percentage of Offering Price)………………………………………………………………………	None
Maximum Deferred Sales Charge (Load)…………….……………………………	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions……………………………………..…..………………………………	None
Redemption Fee (the transfer agent charges $15 for each wire redemption)…………………………………………………………………………	None
Exchange Fee (the transfer agent charges $5 for each telephone exchange)…………………………………………………………………………	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees……………………………………………………………………	0.75%
Distribution and/or Service (12b-1) Fees……………..………………………………	None
Other Expenses………………………………………..….…………………………	1.00%(1)
Total Annual Fund Operating Expenses………………………………………………	1.75%
Expense Reimbursement………………………………………………………………	0.75%(2)
Total Annual Fund Operating Expenses After Expense Reimbursement………………	1.00%

(1) Other Expenses are based on estimated amounts for the current fiscal year.

(2) The Fund’s investment adviser has contractually agreed in the investment advisory agreement to waive its advisory fee to the extent necessary to ensure that net expenses (excluding federal, state and local taxes, interest, brokerage commissions and extraordinary items) do not exceed 1.75% of the average daily net assets of the Fund.  The investment advisory agreement may be terminated by the Fund or the Fund’s investment adviser for any reason upon sixty days’ prior written notice, but is expected to continue indefinitely.  In addition to the reimbursement required under the investment advisory agreement, the investment adviser has contractually agreed to reimburse the Fund to the extent necessary to insure that total annual fund operating expenses do not exceed 1.00% for the fiscal year ending September 30, 2011.  In any of the following three fiscal years, the Fund’s investment adviser may recoup waived fees, but in no event may the Fund’s expenses exceed 1.00%.

7. In the disclosure on Principal Investment Strategies, please review the disclosure and revise it to indicate if the definition of non-U.S. companies creates any risk of mislabeling an investment.  Please indicate whether the more detailed disclosure on buying and selling securities is appropriate disclosure in this section.  Revise the disclosure to expressly state that investments in emerging market stocks are not a principal investment.

Response:  As requested, the Fund has reviewed the definition of non-U.S. companies and believes that the definition does not create any risks of mislabeling an investment.  For example, if a security were viewed as an investment in a French security because the company’s principal trading markets were located in France, but the company were domiciled in England and should have been viewed as an investment in England, there is no harm to the Fund because the key to the Fund’s investments is not that it be invested in any particular country or geographic area but that it be invested in non-U.S. companies, which is true regardless of whether such investment is viewed as an investment in France or England.  Arguably, it could be problematic if the principal trading market was not an emerging market, but the country of domicile was an emerging market.  To address this, the Fund will make it clear that for purposes of emerging markets the Fund looks at all of the factors that designate a company as a non-U.S. company.  See the revised disclosure above.

With respect to the disclosure on buying and selling securities, the Fund believes the disclosure is appropriate as stated and is in compliance with the express terms of Form N-1A, as the disclosure is necessary to an understanding of how the Fund intends to achieve its investment objectives and the Fund is required to include a summary of how the Fund’s investment adviser decides which securities to buy and sell a security (Item 9(b)(2) of Form N-1A).

With respect to emerging markets, the Fund will revise the disclosure to expressly state that investments in emerging market stocks are not a principal investment.  See the revised disclosure above.

8. Under the “Purchase and Sale of Fund Shares” section, please revise the disclosure to limit it to the disclosure called for under Item 6 of Form N-1A.

Response:  The Fund will revise this disclosure to read as follows:

“The minimum initial investment amount for all new accounts is $1,000.  The subsequent investments in the Fund for existing accounts may be made with a minimum investment of $50 if purchased through the Automatic Investment Plan, $1,000 for telephone purchases and $100 for all other accounts.

You may redeem and purchase shares of the Fund each day the New York Stock Exchange is open.  You may redeem or purchase Fund shares by mail (FMI International Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701)), by wire transfer, by telephone at 1-800-811-5311, or through a financial intermediary.  Investors who wish to redeem or purchase shares through a broker-dealer or other financial intermediary should contact the intermediary regarding the hours during which orders may be placed.”

9. Simplify the disclosure related to investments held through a 401(k) being subject to taxation at a later date.

Response:  The Fund will revise this disclosure to read as follows:

“Tax Information

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case such distributions may be taxable at a later date.”

Investment Objective and Strategies

10. Please confirm that there are no additional non-principal investment strategies that should be discussed, and confirm that all the principal investment strategies and principal risks are addressed in the Summary Information section and do not need to be disclosed in this section.

Response:  The Fund confirms that there are no additional non-principal investment strategies that should be discussed (other than as discussed above), and that all the principal investment strategies and principal risks are addressed in the Summary Information section.

Privacy Policy

11. Please delete the following reference: “Not part of the Prospectus”.

Response:  The Fund will revise this disclosure as requested.

Back Cover Page

12. Please ensure that the Investment Company Act File No. appears in a smaller font size.

Response:  The Fund respectfully notes that in the print version the Investment Company Act File No. appears in a smaller size.

Statement of Additional Information to the Registration Statement

Investment Restrictions

13. Please confirm that it is the Fund’s understanding that it may not act as a distributor for its shares without a Rule 12b-1 plan.

Response:  The Fund confirms that it may not act as a distributor for its shares without a Rule 12b-1 plan.

Disclosure of Portfolio Holdings

14. In the discussion on disclosure to Fund service providers, in conformity with Item 16(f) with respect to the Fund’s ongoing arrangements, please disclose the frequency with which the information about portfolio securities is disclosed to such parties and the length of the lag between the date of the information and the date of the disclosure to such parties.

The Fund will revise this disclosure to read as follows:

“The International Fund has entered into arrangements with certain third party service providers for services that require these groups to have access to the International Fund’s portfolio holdings from time to time, on an ongoing basis.  As a result, such third party service providers will receive portfolio holdings information prior to and more frequently than the public disclosure of such information.  There is no set frequency at which this information is provided to the International Fund’s service providers, as it is only provided on an as needed basis in connection with their services to the International Fund, and the need for such disclosure arises from time to time throughout the year.  As a result, there is also no set time between the date of such information and the date on which the information is publicly disclosed.  In each case, the Board of Directors has determined that such advance disclosure is supported by a legitimate business purpose and that each of these parties is contractually and/or ethically prohibited from disclosing the International Fund’s portfolios unless specifically authorized by the International Fund.

As an example, the International Fund’s administrator is responsible for maintaining the accounting records of the International Fund, which includes maintaining a current portfolio of the International Fund.  The International Fund also undergoes an annual audit which requires the International Fund’s independent registered public accounting firm to review the International Fund’s portfolio.  In addition to the International Fund’s administrator, the International Fund’s custodian also maintains an up-to-date list of the International Fund’s holdings.  The third party service providers to whom the International Fund provides non-public portfolio holdings information are the International Fund’s administrator and transfer agent, U.S. Bancorp Fund Services, LLC (“USBFS”), the International Fund’s independent registered public accountants, PricewaterhouseCoopers LLP, the International Fund’s legal counsel, Foley & Lardner LLP, and the International Fund’s custodian, U.S. Bank, N.A.  The International Fund may also provide non-public portfolio holdings information to the International Fund’s financial printer in connection with the preparation, distribution and filing of the International Fund’s financial reports and public filings.”

Directors and Officers of the Company

15. Please revise the table headings to indicate that directorships are provided for the past five years.  Please expand the disclosure on the qualification of the directors, and make it more specific to each director.  Please expand the disclosure on the board leadership structure, focusing specifically on why the current structure is appropriate for the Fund.

Response:  The Fund will revise the disclosure as requested.  Here is the revised disclosure related to director qualifications and the board leadership structure:

“Patrick J. English and Ted D. Kellner have for many years served as portfolio managers of the Large Cap Fund, which has investment strategies similar to the International Fund, and have each been a director of the Corporation for 10 years.  Their experience and skills as a portfolio managers of the Large Cap Fund, as well as their familiarity with the investment strategies utilized by the Adviser and with the International Fund’s portfolio, led to the conclusion that they should serve as directors.  Richard E. Lane has extensive experience in the investment management industry as president of an investment advisory firm and portfolio manager of one of the Corporation’s series, making him a valuable source of knowledge.  Barry K. Allen’s experience with regulated industries, most recently as president of a private equity investments and management company, has provided him with a solid understanding of regulated entities like the Corporation, enabling him to provide the Board with valuable input and oversight.  Robert C. Arzbaecher’s long experience as an employer and chief executive officer of a manufacturing company has honed his understanding of financial statements and the complex issues that confront businesses, making him a valuable member of the Board.  Gordon H. Gunnlaugsson has extensive experience in the financial industry that has provided him with a thorough knowledge of financial products and financial statements, making him a valuable member of the Board.  Paul S. Shain’s experience in the technology industry, most recently as the chief executive officer of an IP-based paging and emergency notification systems, has sharpened his financial and operational knowledge, and he brings these assets to the Board in a relatable, effective way.  Each of Messrs. Lane, Allen, Arzbaecher, Gunnlaugsson and Shain takes a conservative and thoughtful approach to addressing issues facing the Funds.  The combination of skills and attributes discussed above led to the conclusion that each of Messrs. Lane, Allen, Arzbaecher, Gunnlaugsson and Shain should serve as a director.”

“The Board of Directors has general oversight responsibility with respect to the operation of the Corporation and the Funds.  The Board has engaged the Adviser to manage the Funds and is responsible for overseeing the Adviser and other service providers to the Corporation and the Funds in accordance with the provisions of the 1940 Act and other applicable laws.  The Board has established an Audit Committee to assist the Board in performing its oversight responsibilities.

The Corporation does not have a Chairman of the Board, nor does the Corporation have a lead disinterested director.  The President of the Corporation is the presiding officer at all Board meetings and sets the agenda for the Board meetings, with input from the other directors and officers of the Corporation.  The Corporation has determined that its leadership structure is appropriate in light of, among other factors, the asset size and nature of the Funds, the arrangements for the conduct of the Funds’ operations, the number of directors, and the Board’s responsibilities.”

Summary Prospectus

16. Please provide us the text of the legend you will use on the summary prospectus.

Response:  The legend will read as follows:

“Before you invest, you may want to review the FMI Large Cap Fund (the “Fund”) Prospectus, which contains more information about the Fund and its risks.  The current statutory Prospectus and Statement of Additional Information dated January 29, 2010, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s Prospectus and other information about the Fund online at http://www.fmifunds.com/large_cap.html.  You can also get this information at no cost by calling 1-800-811-5311 or by sending an e-mail request to info@fiduciarymgt.com.”

* * *

As requested by the Staff, the Fund is enclosing a “Tandy” statement with this response letter.  If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

December 2, 2010

Via EDGAR System

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Post-Effective Amendment No. 17 to Form N-1A of FMI Funds, Inc.
(Filed on September 29, 2010)

Ladies and Gentlemen:

FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), on behalf of one of its portfolios, FMI International Fund (the “Fund”), in response to the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced amended registration statement (the “Registration Statement”), hereby acknowledges that:

1. the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2. Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

3. the Fund may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours

FMI FUNDS, INC. By: /s/John S. Brandser John S. Brandser, Vice President